

Anton Waitz · 3rd

General Partner at Project A Ventures

Berlin Area, Germany · 500+ connections · **Contact info**

 **Project A Ventures**

 **IESE Business School**

Experience



General Partner
Project A Ventures
Oct 2016 – Present · 3 yrs 8 mos
Berlin, Germany



Axel Springer Digital Ventures Inc
4 yrs



Managing Director
Jan 2014 – Sep 2016 · 2 yrs 9 mos
Palo Alto & New York, USA



Office of the Chairman & CEO
2012 – Jan 2014 · 2 yrs
Berlin, Germany

Miscellaneous Institutions
8 yrs



Law Practice
2007 – 2010 · 3 yrs

- Noerr LLP (Business and Media Law Firm), Berlin
- German Embassy, Accra/Ghana
- Civil Court & Public Prosecution, Hamburg

Part-Time Work / Internships

2002 – 2007 · 5 yrs

- European Parliament, Brussels
- Freshfields Bruckhaus Deringer, Berlin
- Schertz Bergmann Rechtsanwälte, Berlin
- Stylepark AG, Frankfurt a.M.   ...**see mor**

Co-Founder

Kinderspiel e.V.

2004 – 2010 · 6 yrs

Non-Profit Association fostering low-threshold social projects focused on young people in nee

Education



IESE Business School

Master of Business Administration (MBA)

2010 – 2012

City of Hamburg

Second State Exam, Law

2008 – 2010



Albert-Ludwigs-Universität Freiburg im Breisgau

Ph.D., IP Law

2006 – 2008

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